UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)
[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

or
[    ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File No. 1-8968

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ANADARKO EMPLOYEE SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANADARKO PETROLEUM CORPORATION
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

EXPLANATORY NOTE

This Amendment No. 1 amends the Anadarko Employee Savings Plan Annual Report on Form 11-K for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on June 15, 2016, (the “Original Filing”). The sole purpose of this amendment is to include the consent of Weaver and Tidwell, L.L.P. as Exhibit 23.1, which was inadvertently omitted from the Original Filing, and to include Exhibit 23.2, which revises the language in the consent of KPMG LLP, originally filed as Exhibit 23. The Original Filing otherwise is unchanged and this amendment does not reflect events that have occurred after the Original Filing date.

ANADARKO EMPLOYEE SAVINGS PLAN INDEX

Page

Reports of Independent Registered Public Accounting Firms	2

Financial Statements
Statements of Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	5
Notes to Financial Statements	6

Supplemental Schedules*
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2015	15
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2015	16

Exhibit Index	17

* All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Administrative and Investment Committee
Anadarko Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan) as of December 31, 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2015, and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

Houston, Texas
June 15, 2016

Report of Independent Registered Public Accounting Firm

The Administrative and Investment Committee
Anadarko Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Anadarko Employee Savings Plan (the Plan) as of December 31, 2014. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas
June 15, 2015

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
thousands	2015	2014
ASSETS
Investments, at Fair Value
Anadarko Petroleum Corporation common stock	$182,749	$282,654
Mutual funds	995,787	1,074,572
Common/collective trust funds	375,422	308,903
Money market fund	3,188	4,754
	1,557,146	1,670,883
Receivables
Notes receivable from participants	16,592	16,447
Receivable for securities sold	135	115
Participant contributions	1,946	—
Employer contributions	1,534	—
	20,207	16,562
Total Assets	1,577,353	1,687,445

LIABILITIES
Due to broker for securities purchased	5	—
Excess contributions payable	5	11
Total Liabilities	10	11

Net Assets Reflecting Investments at Fair Value	1,577,343	1,687,434

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,588)	(3,520)
Net Assets Available for Benefits	$1,575,755	$1,683,914

See accompanying Notes to Financial Statements.

ANADARKO EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

thousands	Year Ended December 31, 2015
Additions to Net Assets Attributed to
Investment Income (Loss)
Net depreciation in fair value of investments	$(178,030)
Dividends	62,351
Interest	3,779
Total investment loss	(111,900)

Contributions
Employer	68,191
Participant	81,748
Participant rollover	4,824
Total contributions	154,763

Interest income on notes receivable from participants	692

Total Additions	43,555

Deductions from Net Assets Attributed to
Benefits paid to participants	150,916
Individual participant expenses	793
Corrective distributions	5
Total Deductions	151,714

Net decrease in net assets available for benefits	(108,159)
Net assets available for benefits at beginning of year	1,683,914

Net Assets Available for Benefits at End of Year	$1,575,755

See accompanying Notes to Financial Statements.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Description of the Plan

General   The Anadarko Employee Savings Plan (Plan) is sponsored by Anadarko Petroleum Corporation (Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The administrator and named fiduciary of the Plan is the Anadarko Petroleum Corporation Administrative and Investment Committee. Plan assets are held by Fidelity Management Trust Company (Fidelity or Trustee). The following description of the Plan provides only general information. Employees eligible to participate in the Plan (Participants) should refer to the Plan document for a complete description of the Plan’s provisions.
       The purpose of the Plan is to assist employees in accumulating retirement savings and to assist the Company in retaining its employees. The Plan has been adopted exclusively to provide benefits for Participants and their beneficiaries. The assets of the trust fund (Trust) established pursuant to the Plan to hold Participant contributions, Employer contributions, and earnings thereon may only be used to provide such employee benefits and fund reasonable expenses of administering the Plan.
       The Plan is a defined-contribution plan that is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), as more fully discussed in Note 9—Tax Status. Generally, all regular employees of the Company included on its U.S. payroll records are eligible to participate in the Plan upon employment.

Contributions and Vesting   Contributions may be made to the Plan by Participants, if they elect to do so, and by the Company. Employer contributions include matching contributions (to match a portion of the Participants’ elective contributions), Personal Wealth Account (PWA) contributions, and profit-sharing contributions, if any. Participants elect investment options in which to invest their contributions. If no election is made, contributions are invested in an age-appropriate Target Date Fund, which constitutes a qualified default investment alternative under ERISA.

Participant Elective and Employer Matching Contributions   The Plan allows Participant contributions of up to 30% of eligible compensation generally consisting of base salary or wages, overtime, and an incentive bonus pursuant to the Company’s Annual Incentive Program (Participant Compensation). Newly eligible Participants who do not affirmatively elect to opt out of making contributions or designate an election percentage are automatically enrolled into the Plan with a contribution amount of 6% of Participant Compensation. Participants can choose to opt out of contributing to the Plan, elect a contribution amount other than the automatic election percentage, or elect investment options other than the default option. Participants may contribute on a pre-tax, after-tax, and/or Roth 401(k) basis. Participants age 50 or older by the end of the calendar year may be eligible to make additional catch-up contributions on a pre-tax and/or Roth 401(k) basis. The Company matches 100% of Participant-elective contributions up to 6% of Participant Compensation per payroll period. Participants in the Plan vest immediately in their own contributions and Company-matching contributions. Participants may also make rollover contributions from other qualified benefit plans.

Other Employer Contributions   The Company makes PWA contributions to certain eligible Participants’ accounts equal to 4% of Participant Compensation for each payroll period. Generally, the two classes of Participants eligible to receive PWA contributions are Participants who became Company employees on or after January 1, 2007, and Participants in one of the Company’s two defined benefit plans who elected to participate in the Retirement Choice benefit programs of those plans effective January 1, 2012. The receipt of PWA contributions is not dependent on Participant-elective contributions. Participants fully vest in Employer PWA contributions and earnings thereon upon achieving three years of active service.
       In addition to the matching and PWA contributions, the Company may elect to make a profit-sharing contribution to the Plan. Participants become vested in Employer profit-sharing contributions and earnings thereon ratably, on each anniversary of active service, in accordance with the vesting schedule of 33% after one year, 66% after two years, and 100% after three years. No such contribution was made by the Company for 2015.

Code Limits   All contributions are subject to certain limitations as set forth in the Code.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Description of the Plan (Continued)

Benefits Paid to Participants   Benefit distributions, limited to vested account balances, are made in lump-sum payments subsequent to termination of employment and as directed by the Participant. While employed, a Participant may make withdrawals from his or her Employer or Participant-contribution accounts, as allowed under Internal Revenue Service (IRS) regulations, subject to certain restrictions described in the Plan. Hardship distributions are allowable under the Plan’s provisions and in accordance with the Code. The Plan requires automatic payout of account balances that do not exceed $5 thousand upon termination of employment.

Forfeitures   Participants terminating employment prior to becoming 100% vested forfeit any non-vested contributions and earnings thereon. Non-vested contributions may include PWA and Employer profit-sharing contributions. Forfeitures may be used to reduce Employer contributions, to pay administrative expenses of the Plan, or to restore Participant account balances required to be reinstated during the Plan year if a Participant resumes employment with the Company and other relevant conditions are satisfied. The forfeiture account balance was $47 thousand at December 31, 2015, and $17 thousand at December 31, 2014. During 2015, forfeitures of $538 thousand were used to satisfy a portion of Employer contribution requirements.

Participant Accounts   All Participant and Employer contributions and the earnings thereon are allocated to Participants’ accounts and are invested in accordance with Participants’ investment elections in accordance with Section 404(c) of ERISA. The benefit to which a Participant is entitled is the accumulated value that can be provided from the Participant’s vested account.
       In addition to the Anadarko Petroleum Corporation common stock fund (Company Stock Fund), the Plan currently offers Participants common/collective trust funds and a variety of mutual funds as investment options. Invested funds of Participants, including Employer contributions and accumulated earnings thereon, may be transferred between investment options at the election of the Participant, subject to certain mutual fund short-term trading fees. Round-trip trading restrictions are imposed on all investment options except for the Fidelity Managed Income Portfolio II (MIP).
       The Company has engaged an independent third-party investment advisor (Participant Investment Advisor) to offer online investment advice and full investment management services. The Company pays for the online investment advice tool. Participants electing full investment management services authorize the Participant Investment Advisor to monitor their accounts and transact on their behalf. Fees for the full investment management service are charged only to the accounts of Participants using the service.

Company Stock Fund   The Company Stock Fund is a unitized fund, measured in units rather than shares, which holds Anadarko Petroleum Corporation common stock (Company Stock) and a money market fund. In the event that trading transactions on any given day exceed the cash position of the Company Stock Fund, the Trust has arranged to utilize a line of credit to access additional liquidity. At December 31, 2015 and 2014, there were no outstanding borrowings under this line of credit.

Notes Receivable from Participants   Upon loan origination, the amount of a Participant’s loan may not be greater than the lesser of (i) 50% of the Participant’s vested account balance or (ii) $50,000 less the highest outstanding loan balance for the previous 12-month period. Currently, permitted loan terms range from six months to a maximum term of five years. Outstanding loans with a remaining term exceeding five years relate to principal-residence loans that were permitted by provisions of a qualified plan that was previously merged into the Plan. Loans are secured by the balance in the Participant’s account and bear interest at a fixed rate for the life of the loan, calculated as the prime interest rate plus 1% as reported by Reuters on the first business day of the calendar quarter in which the loan was made. At December 31, 2015, interest rates for outstanding loans ranged from 4.25% to 9.50%. Principal and interest payments are made in accordance with the loan agreement with an option for early repayment if the loan is repaid in full.

Plan Termination   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected Participants will immediately become 100% vested in their accounts.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.  Summary of Significant Accounting Policies

Basis of Presentation   The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates   The preparation of financial statements in accordance with accounting principles generally accepted in the United States (GAAP) requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of changes in the assets and liabilities during the period. Changes in facts and circumstances, valuations, methodologies, or additional information may result in revised estimates, and actual results may differ from these estimates, including estimates of the fair value of the Plan’s investments.

Payment of Distributions   Distributions to Participants are recorded when paid.

Notes Receivable from Participants   Notes receivable from Participants are measured at the unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Participants are reclassified as distributions based on the terms of the Plan document.

Excess Contributions Payable   Amounts payable to Participants for contributions in excess of amounts permitted by the IRS are recorded as a liability on the Statements of Net Assets Available for Benefits at year end and as a deduction from net assets on the Statement of Changes in Net Assets Available for Benefits for the reporting period. The Plan distributed all excess contributions payable at December 31, 2015, to the applicable Participants prior to IRS deadlines.

Expenses   Plan expenses may include Plan administrative expenses, Participant-directed expenses, and investment-related fees.

Plan Administrative Expenses   The Plan’s administrative expenses are costs of the general administration of the Plan and include recordkeeping, trustee, legal, accounting, and other administrative fees and expenses.

Recordkeeping and Trustee Fees   For the first quarter of 2015, the Plan’s recordkeeping and trustee expenses were paid indirectly by the Plan through Fidelity’s revenue-sharing arrangements. In this regard, Fidelity received revenue-sharing amounts from its contractual relationships with mutual fund investment options. Fidelity netted the amounts received with the cost of the Plan’s recordkeeping and trustee expenses and the excess revenue-sharing amounts were distributed to the Plan as revenue-sharing credits. These credits totaled $96 thousand in the first quarter of 2015 and were allocated to Participant accounts and reduced individual Participant expenses described below. Effective April 1, 2015, the Plan’s recordkeeping and trustee expenses are paid directly by the Participants through a per-participant charge, and all revenue-sharing amounts received by Fidelity are returned to the Plan, which are then allocated to Participant accounts in accordance with ERISA. Total administrative fees charged to participant accounts from April 1 to December 31, 2015, were $157 thousand, and total revenue-sharing amounts for that period were $479 thousand.

Other Administrative Expenses   All other administrative expenses are paid by the Company.

Participant-Directed Expenses   The Participant-directed expenses are specific to Participant-directed transactions, such as loan initiation and maintenance fees, processing fees for certain withdrawals or exchanges, and/or engaging the Participant Investment Advisor to provide full investment management services as described in Note 1—Description of the Plan. These expenses are deducted from the requesting Participant’s account. In 2015, Participant-directed expenses were $1.2 million.

Investment-Related Fees   Certain investment fund options are subject to investment-related fees based on a percentage of invested assets, as disclosed in both the applicable fund’s prospectus and a Participant disclosure notice. Such fees are charged directly against the fund’s net appreciation (depreciation) in fair value of investments and are not separately disclosed in the accompanying financial statements.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.  Summary of Significant Accounting Policies (Continued)

Income Recognition and Valuation of Investments   Securities transactions are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest income is recognized on an accrual basis.
       Except as indicated below, securities held by the Plan are valued at fair value, and any increases or decreases in the value of securities held, as well as other investment earnings, are allocated to the Participants’ accounts. See Note 5—Fair Value for discussion of fair-value measurements.
       The MIP is a stable-value investment that aims to maintain, but does not guarantee, a stable net asset value while providing current income at a variable rate of interest. Plan Participants acquire investment units in the MIP, typically at $1.00 per unit, with each unit representing an undivided interest in the underlying assets of the MIP. The MIP is a common/collective trust fund that invests primarily in fixed-income securities and cash equivalents and enters into guaranteed investment contracts (GICs). A GIC provides for the payment of a specified rate of interest and for the repayment of principal when the contract matures.
       The MIP meets the requirements of a fully benefit-responsive investment, meaning that it is designed to pay Participant-initiated transactions at contract value. Contract value is equal to the sum of the Participant’s principal of $1.00 per unit plus accrued interest. The Plan’s investment in the MIP units may have a fair value higher or lower than the contract value of the MIP and is estimated by reference to the aggregate fair value of the investment portfolio and the GICs held by the MIP. The fair value of these investments and the adjustment from fair value to contract value are reported on the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.
       The Plan’s continuing ability to transact with the MIP at contract value may be restricted or limited upon the occurrence of certain fund-level or Plan-level conditions or events or with respect to transactions not initiated by the Plan Participants. For example, the Plan Administrator may decide to terminate the Plan’s offering of the MIP as a Plan investment option and fully withdraw all invested balances from the MIP. The Plan does not currently consider the occurrence of any such conditions or events to be probable.

Issued Accounting Standards Not Yet Adopted   In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The ASU removes the requirement to categorize these investments within the fair-value hierarchy and also removes the requirement to make certain disclosures. The ASU is effective for fiscal years beginning after December 15, 2015. The Company did not early adopt this standard and does not anticipate this update will have a material impact on the Plan’s financial statements.
       In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965). The ASU simplifies the measurement of fully benefit-responsive investment contracts and disclosures about plan investments. The ASU is effective for fiscal years beginning after December 15, 2015. The Company did not early adopt this standard and does not anticipate this update will have a material impact on the Plan’s financial statements.

Subsequent Events   The Plan has evaluated subsequent events through June 15, 2016, the date the financial statements were issued. In the first quarter of 2016, the Company initiated a workforce reduction program to align the size and composition of Anadarko’s workforce with the Company’s expected future operating and capital plans. All Participants with unvested Employer contributions who were separated as a part of the workforce reduction program received an immediate vesting of such contributions at termination of employment under Plan terms. Employee notifications related to the workforce reduction program were substantially complete by March 31, 2016. This event did not trigger a partial plan termination.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.  Investments

       The following summarizes the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

thousands	2015	2014
Fidelity Managed Income Portfolio II Class 3 (1)	$222,764	$244,601
Anadarko Petroleum Corporation common stock	182,749	282,654
Spartan 500 Index Fund - Institutional Class	141,543	141,700
American Funds EuroPacific Growth Fund Class R6	125,402	123,600
PIMCO Total Return Institutional Class	91,194	115,455
Fidelity Contrafund Commingled Pool	83,230	—
__________________________________________________________________________________________________________________

(1)	Contract value of $221,176 thousand at December 31, 2015, and $241,081 thousand at December 31, 2014.

       Company Stock represents approximately 12% of net assets available for benefits of the Plan at December 31, 2015, and 17% at December 31, 2014.
       The following summarizes changes in net assets attributable to appreciation (depreciation) in fair value of the Plan’s investments during the year ended December 31, 2015:

thousands
Company Stock	$(116,184)
Common/collective trust fund	5,742
Mutual funds	(67,588)
$(178,030)

4.  Risks and Uncertainties

       The Plan administers the investment of various types of securities at the direction of the Participants. Investment options offered by the Plan may include investments in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. Investment securities are exposed to various risks, such as interest-rate, market, commodity-price, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could be material. Net assets available for benefits are particularly sensitive to changes in value of investments that represent a relatively high proportion of total investments, such as the Company Stock Fund.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

5.  Fair Value

       Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in determining fair value are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. The three input levels of the fair-value hierarchy are as follows:

Level 1—Inputs represent unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (for example, quoted market prices for similar assets or liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs).

Level 3—Inputs that are not observable from objective sources, such as the Company’s internally developed assumptions used in pricing an asset or liability.

       The fair-value measurement of an asset or liability is categorized within the fair-value hierarchy based on the lowest level of input that is significant to the fair-value measurement. The valuation techniques used are required to maximize the use of observable inputs and minimize the use of unobservable inputs.
       Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common Stock—Valued using quoted market prices for the identical security in an active market.

Common/Collective Trust Funds—Valued using the net asset value (NAV) of the fund, which is based on the fair value of the underlying net assets, some of which are traded in active markets and have quoted market prices, while others may be valued by reference to securities with similar characteristics that are traded in active markets, or by using a discounted cash flow model. The MIP units themselves are not traded in active markets at their estimated fair values, but rather current transactions are executed at contract value, as discussed in Note 2—Summary of Significant Accounting Policies.

Mutual Funds—Valued using quoted market prices, which represent the NAV of the shares held in such funds. Each of these funds is an open-ended mutual fund and is valued using a market approach. Fair value is based on a daily NAV that can be validated with a sufficient level of observable activity (e.g., purchases and sales at NAV between fund investors and the fund).

Money Market Fund—Valued using the NAV of the fund shares.

       Valuation methods employed for purposes of estimating the fair value of the Plan’s assets are appropriate and consistent with valuation techniques used by market participants.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

5.  Fair Value (Continued)

       The following summarizes the Plan’s investments by asset class and input level within the fair-value hierarchy:

thousands
December 31, 2015	Level 1	Level 2	Level 3	Total
Equity securities
Company stock	$182,749	$—	$—	$182,749
Common/collective trust funds
Stable-value fund (1)	—	222,764	—	222,764
U.S. large-cap equity funds (2)	—	152,658	—	152,658
Mutual funds
U.S. large-cap equity funds	268,161	—	—	268,161
Blended funds	252,743	—	—	252,743
International equity funds	167,553	—	—	167,553
Fixed-income funds	137,524	—	—	137,524
U.S. mid-cap equity funds	126,280	—	—	126,280
U.S. small-cap equity funds	37,394	—	—	37,394
Inflation-protected fund	6,132	—	—	6,132
Money market fund	3,188	—	—	3,188
Total equity securities	$1,181,724	$375,422	$—	$1,557,146

December 31, 2014
Equity securities
Company stock	$282,654	$—	$—	$282,654
Common/collective trust funds
Stable-value fund (1)	—	244,601	—	244,601
U.S. large-cap equity fund (2)	—	64,302	—	64,302
Mutual funds
U.S. large-cap equity funds	358,642	—	—	358,642
Blended funds	232,879	—	—	232,879
International equity funds	162,632	—	—	162,632
Fixed-income funds	115,455	—	—	115,455
U.S. mid-cap equity funds	135,190	—	—	135,190
U.S. small-cap equity funds	47,041	—	—	47,041
U.S. government fund	22,733	—	—	22,733
Money market fund	4,754	—	—	4,754
Total equity securities	$1,361,980	$308,903	$—	$1,670,883
__________________________________________________________________________________________________________________

(1)
This fund is designed with the view of capital preservation and income generation, as described in Note 2—Summary of Significant Accounting Policies. Participant-directed redemptions are executed at contract value rather than fair value and have no restrictions; however, the Plan is required to provide a one-year redemption notice to the fund issuer to exit the fund.

(2)	These funds seek capital appreciation. There are no unfunded commitments or redemption restrictions.

       The Plan’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers between levels for the Plan during the periods presented.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6.  Voting Rights

       Each Participant is entitled to exercise voting rights attributable to the shares of Company Stock allocated to their accounts through the Company Stock Fund and is notified by the Trustee prior to the time that such rights are to be exercised. Except as otherwise required by law, the Trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant.

7.  Party-In-Interest Transactions

       Certain Plan investments are in mutual funds, a money market fund, and common/collective trust funds managed by Fidelity. Because the Plan pays certain fees to Fidelity and Fidelity is the Trustee of the Plan, these transactions qualify as party-in-interest transactions. Additionally, since the Company is the Plan sponsor, the Company’s payment of certain administrative expenses on behalf of the Plan and the Plan’s investment in the Company Stock Fund constitute party-in-interest transactions. In each case, these are exempt party-in-interest transactions under ERISA.

8.  Delinquent Participant Contributions

       As reported on Schedule H, Line 4a—Schedule of Delinquent Participant Contributions, certain Participant contributions in the amount of $434 were not remitted to the Trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting non-exempt transactions between the Plan and the Company during 2015. The Company has remitted the contributions to the Trust and is seeking a compliance statement from the Department of Labor (DOL) under its Voluntary Fiduciary Correction Program (VFCP). The Company believes that the Plan and the Trust established under the Plan continue to be a qualified Plan and Trust under the Code.

9.  Tax Status

       The Company received a favorable determination letter dated April 22, 2015, from the IRS stating that the Plan is a qualified plan under the provisions of Section 401(a) of the Code, thereby exempting the Trust from federal income tax under Section 501(a) of the Code. The Plan has been amended and restated subsequent to the filing of the determination letter. The Company believes that the Plan, as amended, is designed and is being operated in compliance with the applicable provisions of the Code, with the exception of certain immaterial operational errors that have been, or are being, remedied in compliance with applicable programs of the IRS or DOL.
       GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by federal, state, and/or local taxing authorities. The Plan sponsor has analyzed the tax positions taken by the Plan, and has concluded that there were no uncertain positions taken or expected to be taken that would require recognition of a liability (asset) or disclosure in the Plan financial statements at December 31, 2015 and 2014. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan sponsor believes that the Plan is no longer subject to income tax examinations for years prior to 2012.

ANADARKO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

10.  Reconciliation of Financial Statements to Form 5500

       Fully benefit-responsive investment contracts are reported on Form 5500 at fair value, different from the accompanying financial statements that are reported at contract value.
       The following is a reconciliation of net assets available for benefits per the financial statements to those included in Form 5500:

	December 31,
thousands	2015	2014
Net assets available for benefits per the financial statements	$1,575,755	$1,683,914
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,588	3,520
Net assets available for benefits per Form 5500	$1,577,343	$1,687,434

       The following is a reconciliation of investment income for the year ended December 31, 2015, per the financial statements to that included in Form 5500:

thousands
Total investment loss per the financial statements	$(111,900)
Interest income on notes receivable from participants	692
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
December 31, 2014	(3,520)
December 31, 2015	1,588
Total investment loss per Form 5500	$(113,140)

ANADARKO EMPLOYEE SAVINGS PLAN
EIN: 76-0146568 PN:002
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2015

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

Check here if late Participant loan repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$434	—	—	$434	—

See accompanying Report of Independent Registered Public Accounting Firm.

ANADARKO EMPLOYEE SAVINGS PLAN
EIN: 76-0146568 PN:002
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

thousands			Current
Identity of Issue / Description		Cost**	Value
Mutual Funds
*	Spartan 500 Index Fund - Institutional Class (FXSIX)		$141,543
	American Funds EuroPacific Growth Fund Class R6 (RERGX)		125,402
	PIMCO Total Return Fund Institutional Class (PTTRX)		91,194
*	Spartan Extended Market Index Fund - Fidelity Advantage Class (FSEVX)		66,625
*	Fidelity Balanced Class K (FBAKX)		63,282
	American Beacon Large Cap Value Fund Institutional Class (AADEX)		47,112
	Vanguard Total Bond Market Index Fund Admiral Shares (VBTLX)		46,330
*	Fidelity Mid-Cap Stock Class K (FKMCX)		45,147
	Vanguard Total International Stock Index Fund Admiral Shares (VTIAX)		42,151
	Vanguard Value Index Fund Institutional Shares (VIVIX)		42,082
*	Spartan Total Market Index Fund - Institutional Class (FSKTX)		37,423
	Hartford Small Company HLS Fund Class IA (HIASX)		27,795
	Perkins Mid Cap Value Fund Class N (JDPNX)		14,509
	Victory Small Company Opportunity Fund Class I (VSOIX)		9,599
	Principal Diversified Real Asset Fund Institutional Class (PDRDX)		6,132
*	Fidelity Freedom K Income Fund (FFKAX)		4,640
*	Fidelity Freedom K 2005 Fund (FFKVX)		277
*	Fidelity Freedom K 2010 Fund (FFKCX)		5,128
*	Fidelity Freedom K 2015 Fund (FKVFX)		8,580
*	Fidelity Freedom K 2020 Fund (FFKDX)		28,997
*	Fidelity Freedom K 2025 Fund (FKTWX)		21,082
*	Fidelity Freedom K 2030 Fund (FFKEX)		22,199
*	Fidelity Freedom K 2035 Fund (FKTHX)		16,702
*	Fidelity Freedom K 2040 Fund (FFKFX)		22,835
*	Fidelity Freedom K 2045 Fund (FFKGX)		22,530
*	Fidelity Freedom K 2050 Fund (FFKHX)		26,032
*	Fidelity Freedom K 2055 Fund (FDENX)		10,228
*	Fidelity Freedom K 2060 Fund (FDKNX)		231
Total Mutual Funds			995,787

*	Anadarko Petroleum Corporation common stock (APC)		182,749

Common/Collective Trust Funds
*	Fidelity Managed Income Portfolio II Class 3		222,764
*	Fidelity Contrafund Comingled Pool		83,230
*	Fidelity Growth Company Commingled Pool		69,428
Total Common/Collective Trust Funds			375,422

*	Fidelity Institutional Money Market: Money Market Portfolio Class I (FMPXX)		3,188

*	Participant Loans		16,592
	(maturity dates from January 2016 to June 2021, and interest rates from 4.25% to 9.50%)
Total			$1,573,738

*	Party-in-interest
**	Cost not required for Participant-directed investments

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANADARKO EMPLOYEE SAVINGS PLAN
June 16, 2016	By:	/s/ CHRISTOPHER O. CHAMPION
Christopher O. Champion Vice President, Chief Accounting Officer and Controller